Filed Pursuant to Rule 424(b)(3)

Registration No. 333-153135

SUPPLEMENT NO. 13

DATED JANUARY 11, 2013

TO THE PROSPECTUS DATED APRIL 25, 2012

OF BLUEROCK ENHANCED MULTIFAMILY TRUST, INC.

This Supplement No. 13 supplements, and should be read in conjunction with, the prospectus of Bluerock Enhanced Multifamily Trust, Inc. dated April 25, 2012, Cumulative Supplement No. 9 dated October 17, 2012, Supplement No. 10 dated October 26, 2012, Supplement No. 11 dated November 19, 2012 and Supplement No. 12 dated November 19, 2012.  Unless otherwise defined in this Supplement No. 13, capitalized terms used have the same meanings as set forth in the prospectus.  The purpose of this Supplement No. 13 is to disclose the following:

•	the status of our initial public offering;

•	the determination by our board of directors of our estimated value per share of $10.04 as of December 17, 2012;

•	the change in the purchase price at which we will repurchase shares of our common stock under our share repurchase plan to reflect the establishment of our estimated value per share, in accordance with the terms of our share repurchase plan;

•	the recent acquisition and related financing of a 35.31% indirect equity interest in a 190-unit apartment complex known as MDA Apartments located in Chicago, Illinois;

•	the recent acquisition of an additional 5.158% indirect equity interest in a to-be developed 266-unit class A, mid-rise apartment community known as 23Hundred@Berry Hill located in Nashville, Tennessee;

•	the addition of a new risk factor regarding our estimated value per share; and

•	an update to the sections of our prospectus entitled “Compensation to Our Advisor and its Affiliates” and “Management Compensation” with respect to reimbursements of personnel costs to our advisor.

Status of our Initial Public Offering

We commenced our initial public offering on October 15, 2009, pursuant to which we are offering up to $1,000,000,000 in shares of our common stock in a primary offering at $10.00 per share. We are also offering up to $285,000,000 in shares of our common stock under our distribution reinvestment plan (“DRP”) at an initial price of $9.50 per share.

As of January 3, 2013, we had accepted aggregate gross offering proceeds of $21.1 million related to the sale of 2,183,566 shares of common stock, exclusive of DRP shares. Solicitations are not currently being made to, nor subscriptions accepted from, residents of Pennsylvania, Kansas, West Virginia or Ohio. After we have accepted subscriptions totaling at least $50 million, we expect to offer our shares to and admit investors in Ohio.

On September 20, 2012, we filed a registration statement on Form S-11 with the U.S. Securities and Exchange Commission, or the SEC, to register 50,000,000 shares of our common stock (exclusive of shares to be sold pursuant to the Company’s distribution reinvestment program) at a price of $10.00 per share (subject to certain volume discounts described in the prospectus), for maximum aggregate gross offering proceeds of $500.0 million, pursuant to a follow-on offering to this offering (the “Follow-On Offering”). As permitted by Rule 415 under the Securities Act, we will now continue this offering until the earlier of April 13, 2013 or the date the SEC declares the registration statement for the Follow-On Offering effective.

The Determination by Our Board of Directors of Our Estimated Value Per Share

Our Board of Directors’ Determination of Our Estimated Value Per Share

On December 17, 2012, our board of directors determined an estimated value per share of our common stock of $10.04 as of December 17, 2012. We are providing the estimated value per share to assist broker-dealers and stockholders in their evaluation of us.

The objective of our board of directors in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on a valuation utilizing independent appraisals of each of the properties in which we are invested. The estimated value per share is based on (x) the estimated value of our assets based on independent appraisals less the estimated value of our liabilities, divided by (y) the number of outstanding shares of our common stock, all as of December 17, 2012. Investors are cautioned that the market for commercial real estate can fluctuate quickly and substantially and values of our assets and liabilities are expected to change in the future.

Our board of directors determined the estimated per share value in its sole discretion and is ultimately and solely responsible for establishing the estimated value of a share of our common stock. Our advisor did, however, engage the services of Whitewater Realty Advisors, LLC, (the “Appraisal Firm”), an independent appraisal firm, to appraise all of the properties in which we are invested on an individual basis, and our board has reviewed the Appraisal Firm’s appraisals in determining the estimated value of a share of our common stock. Our board of directors has further reviewed our outstanding liabilities and other assets as reported by our advisor.

The Appraisal Firm conducted its valuation in conformity with the requirements of the Code of Professional Ethics & Standards of Professional Practice of the Appraisal Institute, which include the Uniform Standards of Professional Appraisal Practice. Certain of the Appraisal Firm’s personnel, including those who conducted the appraisals of our properties, have Member of Appraisal Institute (“MAI”) designations. The Appraisal Firm does not have any direct or indirect material interest in any transaction with us or in any currently proposed transaction to which we, our advisor or our board of directors or officers are a party. We believe there are no material conflicts of interest between the Appraisal Firm, on the one hand, and us, our advisor or our directors or officers, on the other hand.

Methodology

The following is a summary of the valuation methodologies used for each type of asset:

Real Estate Investments.

As of December 17, 2012, we owned interests in seven total properties, through joint ventures. Six of our properties are currently in service and one of our properties, 23Hundred@Berry Hill, or our development property, is currently in development.

The Appraisal Firm valued each of our properties on an individual basis using the Income Capitalization Approach and Sales Comparison Approach, which it then reconciled based on its weighing of the reliability and applicability of each valuation method to determine a final value. The Appraisal Firm valued our development property, assuming the completion of construction and the stabilization of our development property’s occupancy, as of November 1, 2014 (which is further discounted in our valuation below), and our in service properties on an “as is” basis as of November 1, 2012.

The Income Capitalization Approach is a method of converting anticipated economic benefits from owning property into a value. The Appraisal Firm used both the direct capitalization method and a discounted cash flow analysis in converting each of our properties anticipated net income into a value. The direct capitalization method is used to convert a single year’s stabilized net operating income into a value by dividing that net operating income by an established capitalization rate. In the discounted cash flow method, anticipated future cash flows from a property and a reversionary (sale) value are discounted to a net present value using a chosen yield rate (internal rate of return).

The Appraisal Firm independently developed the models and assumptions it used in applying the Income Capitalization Approach. In order to build its models and develop its assumptions, the Appraisal Firm reviewed current rent rolls and historical financial statements provided by our advisor, studied market data (including rents and expenses), and performed site visits and interviewed property staff at each of our properties.

To determine a capitalization rate to apply when using the direct capitalization method, the Appraisal Firm reviewed the capitalization rates for the sales of recent properties comparable to our own in location and features, as well as national surveys of the capitalization rates for the sale of apartment properties. Then, the Appraisal Firm divided each property’s projected future net operating income by its capitalization rate to determine each property’s value. For our development property, the Appraisal Firm used the projected net operating income for its expected first year of stabilized occupancy, 2015.

The Appraisal Firm also valued each of our properties using a discounted cash flow analysis. The Appraisal Firm chose the discount period for each asset (either 7 or 10 years) based on several factors, including the approximate loan term and the typical real estate investment hold period. The Appraisal Firm calculated the value of each property using the Appraisal Firm’s own cash flow projections, terminal capitalization rates and discount rates as the Appraisal Firm believed appropriate for each property based upon its review of the market for similarly situated properties. In projecting each property’s cash flow, the Appraisal Firm made key assumptions regarding annual rent and expense growth at our properties. While we believe that the Appraisal Firm’s assumptions and projections are reasonable for each of our properties, any change in these assumptions or projections would change the estimated value of our properties. A table presenting the ranges and weighted averages, as applicable, of the Appraisal Firm’s key assumptions with respect to its discounted cash flow analysis is set forth below (weighted averages are based on the appraised value of each property):

Annual Rent Growth Range	3.0% - 4.8%
Annual Expense Growth Range	2.7% - 3.1%
Weighted Average Exit Cap Rate	6.6%
Weighted Average Unleveraged Discount Rate	7.4%
Weighted Average Leveraged Discount Rate	9.8%

A change in the Appraisal Firm’s assumptions would impact the calculation of the value of the properties in which we are invested on a discounted cash flow basis. For example, assuming all other factors remain unchanged, an increase of 25 basis points in the unleveraged discount rate used with respect to each appraisal would yield a decrease in the value of our real estate assets of 1.64%, while a decrease of 25 basis points in the unleveraged discount rate used with respect to each appraisal would yield an increase in the value of our real estate assets of 1.68%. Likewise, an increase of 25 basis points in the exit capitalization rate used with respect to each appraisal would yield a decrease in the value of our real estate assets of 2.36%, while a decrease of 25 basis points in the exit capitalization rate used with respect to each appraisal would yield an increase in the value of our real estate assets of 2.56%.

In addition to using the Income Capitalization Approach, the Appraisal Firm valued our properties according to the Sales Comparison Approach, whereby the Appraisal Firm directly compared each property to recent, similarly situated, property sales. After adjusting for differences in quality and age of properties, the Appraisal Firm established a market rate of value per unit for each property and multiplied that by the number of units in the applicable property to establish a value.

After reconciling the valuations provided by the Income Capitalization Approach and the Sales Comparison Approach, the Appraisal Firm estimated the value of each of the properties as of November 1, 2012, resulting in an aggregate of the appraised values of $270,600,000 as of November 1, 2012. The aggregate of the appraised values exceeds the aggregate of the discounted cash flow valuations performed by the Appraisal Firm by $347,170.

When including our development property in the calculation of the estimated value of our assets, our board of directors discounted the equity value of our development property by the present value of the future development profit by 10% per annum over two years (the expected development period). Our board of directors determined this discount to the projected “as stabilized” value by reviewing industry practices, including those of banks and independent valuation firms, with respect to the valuation of properties in development.

Notes Payable. The valuation of our liabilities prepared by our advisor contained a valuation of our notes payable based on the current carrying value of our notes payable as of December 17, 2012 with a mark to market adjustment. The carrying value of our notes payable as of December 17, 2012 was $155,548,000 to which our advisor added a mark to market adjustment of $8,628,000 to find the estimated fair value of our notes payable to be $164,176,000.

Other Assets and Liabilities. Our advisor’s report on our other assets and liabilities contained a majority of our other assets and liabilities, consisting primarily of cash, restricted cash, accounts receivable, accounts payable and notes payable to our affiliates, which were considered by us to be equal to fair value due to their short maturities.

Our estimated value per share was based upon 2,186,000 shares of our stock outstanding at the close of business as of December 17, 2012.

The estimated per share value does not reflect a liquidity discount for the fact that the shares are not currently traded or listed on a national securities exchange, a discount for the non-assumability or prepayment obligations associated with certain of our debt, or a discount for our corporate level overhead.

The following table presents how the estimated value per share was determined as of December 17, 2012 (in thousands):

	December 17, 2012
Value of Properties		$270,600
Notes Payable		(155,548)
Mark to Market of Notes Payable		(8,628)
Partner Promote (1) and Development Discount		(2,590)
Gross Equity Value		$103,834

Our Equity Percentage	%	34.6835
Our Equity Market Value		$36,013

Other Assets		356
Other Liabilities (including notes payable to affiliates)		(14,414)

Net Asset Value (2)		$21,955
Shares Outstanding		2,186
Estimated per share value		$10.04

_______________________________________________________________________________________________________________________________

1 Includes a promote share of profits payable to our joint venture partners in two of our investments after we receive a return of our capital and preferred return on our investments.

2 Net Asset Value is calculated using the asset and liability amounts and descriptions provided in the above paragraphs.

Limitations of the Estimated Value Per Share

As with any valuation methodology, the methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by us. The estimated value per share determined by us does not represent the fair value of our assets less liabilities in accordance with GAAP, and such estimated value per share is not a representation, warranty or guarantee that:

•	a stockholder would be able to realize the estimated share value if such stockholder attempts to sell his or her shares;

•	a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of our assets and settlement of our liabilities or a sale of the company;

•	shares of our common stock would trade at the estimated value per share on a national securities exchange;

•	a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of the shares of our common stock; or

•	the methodologies used to estimate the value per share would be acceptable to the Financial Industry Regulatory Authority, Inc. (“FINRA”) or under the Employee Retirement Income Security Act (“ERISA”) with respect to their respective requirements.

Further, the estimated value per share was calculated as of a moment in time, and, although the value of our shares will fluctuate over time as a result of, among other things, future acquisitions or dispositions of assets, developments related to individual assets and changes in the real estate and capital markets, we have only provided an estimated value per share as of December 17, 2012, and such value will not take into account any subsequent events. As a result, stockholders should not rely on the estimated value per share as being an accurate measure of the then-current value of our shares of common stock in making an investment decision. For the reasons set forth above and due to the fact that we are still conducting our continuous public offering of common stock and remain in our acquisition phase, our board of directors has determined that it is not appropriate to revise the price at which shares of our common stock are offered in our continuous public offering or under our distribution reinvestment plan at this time. FINRA rules provide no guidance on the methodology an issuer must use to determine its estimated net asset value per share.

Share Repurchase Plan

Pursuant to the terms of our share repurchase plan, the purchase price for shares repurchased under the share repurchase plan will now reflect our estimated value per share of $10.04 as of December 17, 2012. Except in the instance of a stockholder’s death or qualifying disability, we will repurchase shares at the lesser of (1) 100% of the average price per share the original purchaser paid to us for all of the shares (as adjusted for any stock distributions, combinations, splits, recapitalizations, special distributions and the like with respect to our common stock), or (2) $9.04 per share (i.e., 90% of our estimated net asset value per share of $10.04). Repurchases sought upon a stockholder’s death or “qualifying disability”, as that term is defined in our share repurchase plan, will be made at a repurchase price of $10.04 per share. All other terms of the share repurchase plan continue to apply, including the requirement that shares subject to repurchase must be held for at least one year.

Although our board of directors has not undertaken to update our estimated value per share, the price at which we repurchase shares of our common stock under our share repurchase plan may change in the future if we update our estimated value per share. Our prospectus previously described that we expected to establish an estimated value of our shares beginning 18 months after the completion of our offering stage. We believe the estimated value per share of $10.04 established by our board of directors on December 17, 2012 satisfies this expectation in connection with our share repurchase plan, and, therefore, all references to this expectation and the associated timing are hereby superseded by the above.

Recent Acquisitions

Acquisition of Joint Venture Interest in MDA Apartments

The disclosure below describes our recent joint venture investment in MDA Apartments. All figures provided below are approximate.

On December 17, 2012, acting through a wholly-owned subsidiary of our operating partnership, we completed through BR VG MDA JV Member, LLC (“BR Member”) an investment in a multi-tiered joint venture along with Bluerock Special Opportunity + Income Fund, LLC (“BEMT Co-Investor I”), and BR MDA Investors, LLC (“BEMT Co-Investor II”), both of which are affiliates of our sponsor, through the acquisition of a membership interest in MDA City Apartments, LLC (“MDA Owner”), the owner of a 190 unit apartment complex commonly known as “MDA Apartments” located at 185 N. Wabash, Chicago, Illinois (the “MDA Property”). The other member of the MDA Owner is MDA Associates of Illinois, LLC (the “Holtzman Member”), an entity controlled by Jonathan Holtzman (“Holtzman”). The material features of the investment in the joint venture and the property and the related financings are described below.

BR Member

The Company invested $6,098,306 to acquire a 62.5% equity interest in the BR Member through a wholly-owned subsidiary of the Company’s operating partnership, BEMT MDA, LLC (“BEMT Member”). BEMT Co-Investor I invested $3,366,265 to acquire a 34.5% interest in the BR Member and BEMT Co-Investor II invested $292,719 to acquire the remaining 3%.

BEMT Co-Investor I is the manager of BR Member. Under the terms of the operating agreement of the BR Member, major decisions with respect to the joint venture are made by the majority vote of an appointed management committee, which is controlled by BEMT Member. These major decisions include: (i) a merger or sale of all assets; (ii) admission or removal of members and additional equity issuances; (iii) liquidation, dissolution or termination; (iv) employing individuals; (v) incurring liabilities in excess of $25,000; (vi) expenses or distributions in excess of $25,000; (vii) entering into material agreements; (viii) acquiring other real property; (ix) appointing or removing representatives of the BR Member on the management committee of the MDA Owner; (x) any material change in the strategic direction of the BR Member; (xi) taking any action that would be reasonably likely to trigger any bad boy recourse under any guaranties provided by any affiliate of the BR Member; (xii) selling or disposing of any material asset of the Company; (xiii) confessing a judgment against the Company; (xiv) the amount and timing of additional capital contributions; and (xv) any major decisions reserved to the members under the operating agreement for the MDA Owner. If the Company and BEMT Co-Investor I are not able to agree on a major decision or at any time after December 17, 2015, any party may initiate a buy-sell proceeding. Additionally, any time after December 17, 2015, either the Company or BEMT Co-Investor I (but not BEMT Co-Investor II) may initiate a proceeding to force the sale to a third party of the BR Member’s interest in the MDA Owner, or, in the instance of the non-initiating parties’ rejection of a sale, cause the non-initiating parties to purchase the initiating party’s interest in the BR Member. The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

Distributions from the BR Member to BEMT Member, BEMT Co-Investor I and BEMT Co-Investor II will be made on a pari passu basis in accordance with the member’s ownership percentages.

MDA Owner Entity

The BR Member contributed all of its capital to acquire a 56.5% equity interest in the MDA Owner, of which it is a co-manager. Holtzman Member retained the remaining 43.5% equity interest in MDA Owner and is likewise both a co-investor and a co-manager.

Under the terms of the operating agreement of the MDA Owner, major decisions with respect to the joint venture or the MDA Property are made by the majority vote of an appointed management committee, which is controlled by the BR Member. These major decisions include: (i) acquiring and holding ownership of the MDA Property; (ii) borrowing money for the MDA Owner and in connection therewith encumbering assets of the MDA Owner, (iii) executing all instruments and documents on behalf of the MDA Owner, (iv) designating officers; and (v) performing all other acts on behalf of the MDA Owner to the extent not delegated to the members of the MDA Owner (“JV Major Decisions”).

Further, the MDA Owner’s members have agreed that the following actions may not be taken without the prior written consent of the other member: (i) borrowing any loan secured by the MDA Property, including the senior mortgage loan, (ii) any sale of the MDA Property; (iii) entering into any affiliated transaction with any affiliate of a member of the MDA Owner (except for the property management agreement and asset management agreements entered into at closing); (iv) acquiring any other property; (v) taking any action that would reasonably be likely to violate any bad boy guaranties provided by the members of the MDA Owner or their affiliates; (vi) transferring any membership interest in the MDA Owner (subject to various preapproved transfers) and admitting new members or redeeming any membership interests; (vii) pledging its collateral other than in connection with the senior mortgage loan; (viii) filing a bankruptcy proceeding on behalf of the MDA Owner; (ix) approving the annual operating and capital budgets for the MDA Property; (x) merging, converting or consolidating the MDA Owner; (xi) liquidating or terminating the MDA Owner; (xii) amending the operating agreement, the management agreement or the asset management agreement; or (xiii) soliciting additional capital contributions from the members of the MDA Owner. (“JV Prohibited Actions”). The BR Member and the Holtzman Member have the right to attempt to resolve any deadlocks with respect to a JV Prohibited Action either through arbitration or, with respect to certain of the JV Prohibited Actions, to, beginning in December 2015, exercise their rights to cause a sale of the MDA Property under the operating agreement. Pursuant to the sale procedure, either member shall be entitled to demand a sale of the MDA Property, but, pursuant to the associated sale procedures, the Holtzman Member will have the unilateral right to acquire the membership interest of the BR Member in the MDA Owner at a price equivalent to its fair market value. The operating agreement contains terms, conditions, representations, warranties and indemnities that are customary and standard for joint ventures in the real estate industry.

Pursuant to the provisions of the operating agreement, distributions are made generally as follows: (i) first, during the initial 24 months of the ownership of the MDA Property, to the BR Member in an amount equal to an 8% internal rate of return (“IRR”) (provided any amount received in excess of an 8% per annum return shall be treated as return of capital); (ii) second, any distributable amounts received during the initial 24 months in excess of the amounts due the BR Member above would be distributed between the BR Member and the Holtzman Member prorata in accordance with their percentage interests; (iii) third, beginning in the 25th month all distributions of operating cash flows will be paid to the BR Member until the BR Member has received an 8% preferred return for the current month and for any unpaid preferred returns for prior periods; (iv) beginning in the 25th month, all distribution of extraordinary cash flow shall be distributed to the BR Member and the Holtzman Member prorata in accordance with their percentage interests; provided however, if the distributions of operating cash flow and extraordinary cash flow are insufficient to provide the BR Member with an 8% IRR, the distributions to the Holtzman Member will be reduced and the distributions to the BR Member will be increased in an amount necessary for the BR Member to receive its 8% IRR.

Indirect Ownership Interests in the MDA Property

As a result of the structure described above, we hold a 35.31% indirect equity interest in the MDA Property, BEMT Co-Investor I holds a 19.49% indirect equity interest, BEMT Co-Investor II holds a 1.70% indirect equity interest and Holtzman Member holds the remaining 43.5% indirect equity interest in the MDA Property.

Our equity capital investment in the joint venture was funded with the proceeds of a working capital line of credit advance from Bluerock Special Opportunity + Income Fund III, LLC (“SOIF III”), an affiliate of our advisor, to the Company, the terms of which are described below.

The MDA Property

The aggregate valuation for the MDA Property was $54.9 million, plus closing costs. The acquisition was funded with $9,757,289 of gross equity from the BR Member and a $37.6 million senior mortgage loan. The terms of the senior mortgage loan are described below. The purchase price for the transaction was determined through negotiations between Holtzman and the Holtzman Member and its affiliates (the “Holtzman Group”). Neither we nor our advisor is affiliated with the Holtzman Group and there is no material relationship between the Holtzman Group and us or our affiliates, or any of our directors, officers or their respective associates, other than in respect of this transaction and one prior joint venture transaction undertaken by affiliates of our advisor. In evaluating the MDA Property as a potential investment and determining whether the amount of consideration to be paid was appropriate, a variety of factors were considered, including overall valuation of net rental income, expected capital expenditures, the community features and amenities, location, environmental issues, demographics, price per unit and occupancy.

The MDA Property is located in Chicago, Illinois. The MDA Property was built in 1929, renovated in 2006, and is comprised of 190 Class-A multi-family units and approximately 8,200 square feet of retail space. The property contains approximately 160,290 rentable square feet and the average unit size is 844 square feet. As of December 3, 2012, the property had an average rent of $2,007 per unit and was 93.2% occupied.

Our advisor believes that the MDA Property is well located, has acceptable roadway access, is well-maintained and adequately insured, and has been professionally managed. We do not intend to make significant repairs or improvements to the MDA Property over the next few years that are above and beyond the requirement to the senior mortgage loan. Pursuant to the senior mortgage loan we have established a reserve in the approximate amount of $680,000 which will be used primarily for exterior and recurring interior improvements.

Village Green Management Company, LLC (the “Property Manager”) will be responsible for providing day-to-day property management services to the MDA Property. It will receive a base management fee of 3% of monthly gross receipts generated by the MDA Property, together with various fees for modernization and restoration activities, in addition to an incentive adjustment equal to a 0.25% increase or decrease in the base fee based on satisfaction of certain net operating income targets. The management agreement has a 1-year term commencing December 17, 2012, and provides for automatic annual extensions unless terminated.

Senior Financing and Guaranty Obligations related to the MDA Property

The acquisition of the MDA Property was funded with $9,757,289 of gross equity from the BR Member, and a $37.6 million senior mortgage loan made by MONY Life Insurance Company (the “Senior Mortgage Loan”), which Senior Mortgage Loan is secured by the MDA Property. The Senior Mortgage Loan is a modification and extension of an existing loan secured by the MDA Property and has a 10-year term, maturing on January 1, 2023. The effective interest rate on the loan is fixed at 5.35% per annum, with three years interest only and thereafter fixed monthly payments of approximately $209,964 based on a 30-year amortization schedule thereafter.

The Senior Mortgage Loan may be prepaid, in full, at any time beginning in the third year of the term on at least 30 business days prior notice and the payment of a prepayment premium equal to the greater of (a) 1% of the principal balance and (b) a yield maintenance amount determined under the promissory note.

In conjunction with the closing of the Senior Mortgage Loan, BEMT Co-Investor I and Holtzman guaranteed liabilities of the MDA Owner under the Senior Mortgage Loan, including environmental indemnities, upon the occurrence of certain non-recourse carveout events (each, a “Mortgage Guaranty”). Holtzman further provided the lender with an additional recourse guaranty for up to $2,000,000 of the Senior Mortgage Loan balance, subject to release of the guaranty upon the MDA Property satisfying certain debt service levels. The guarantors agreed to indemnify one another under the Mortgage Guaranties (but not the Holtzman recourse guaranty) from certain losses arising under the Mortgage Guaranty caused by the other guarantor or one of its affiliates, and to share any jointly-caused and no-fault losses with the other guarantor in accordance with their respective ownership percentages.

Affiliate Working Capital Line of Credit

On October 2, 2012, the Company entered into a working capital line of credit provided by Bluerock Special Opportunity & Income Fund II, LLC and SOIF III, pursuant to which it may borrow up to $12.5 million (the “BEMT LOC”). In order to close the acquisition of the interest in the BR Member, the Company made a draw of $6.0 million. The BEMT LOC has a 6-month term. The maturity date is April 2, 2013, and may be prepaid without penalty. It bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 7.50%, annualized for three months, and thereafter bears interest compounding monthly at a rate of 30-day LIBOR + 6.00%, subject to a minimum rate of 8.50% for the remainder of the term. Interest on the BEMT LOC will be paid on a current basis from cash flow distributed to the Company from its real estate assets. The BEMT LOC is secured by a pledge of the Company’s unencumbered real estate assets, including those of its wholly owned subsidiaries. Further, BEMT Member pledged its economic interests (but not its membership interests) in BR Member to secure the draw. Due to the unique investment opportunity presented by the MDA Property, including the accretive impact of the acquisition, the board of directors expressly considered and approved leverage in excess of our general charter-imposed limitations in connection with entering into the BEMT LOC.

Acquisition of Additional Joint Venture Interest in 23Hundred@Berry Hill Development

The disclosure below describes our additional equity investment in 23Hundred@Berry Hill. All figures provided below are approximate.

On December 17, 2012, through our operating partnership’s wholly owned subsidiary, BEMT Berry Hill, LLC (“BEMT Berry Hill”), the Company completed the purchase of an additional 6.253% joint venture equity interest in BR Berry Hill Managing Member, LLC (the “Berry Hill Managing Member JV Entity”) from SOIF III in consideration of our commitment to fund an approximately $370,000 capital contribution to the Berry Hill Managing Member JV Entity to the benefit of SOIF III. SOIF III is managed by an affiliate of the Company’s sponsor.

Acquisition of Original Joint Venture Interest in Berry Hill

On October 18, 2012, through BEMT Berry Hill, the Company completed an investment in a joint venture along with SOIF III and an affiliate of Stonehenge Real Estate Group, LLC (“Stonehenge”), an unaffiliated party, to develop a 266-unit class A, mid-rise apartment community known as 23Hundred@Berry Hill, located in Nashville, Tennessee (the “Berry Hill Property”). Prior to the consummation of the transaction described above, the Company held a 71% equity interest in the Berry Hill Managing Member JV Entity through BEMT Berry Hill, and SOIF III held the remaining 29% equity interest in the Berry Hill Managing Member JV Entity. Berry Hill Managing Member JV Entity holds an 82.5% equity interest in BR Stonehenge 23Hundred JV, LLC (the “BR Stonehenge JV Entity”) and acts as a co-manager of the BR Stonehenge JV Entity along with Stonehenge 23Hundred JV Member, LLC, which is an affiliate of Stonehenge and holds the remaining 17.5% equity interest in the BR Stonehenge JV Entity. The BR Stonehenge JV Entity is the sole owner of 23Hundred, LLC, a special purpose entity that holds title to the Berry Hill Property.

Purchase of Additional Interest in Berry Hill Managing Member JV Entity by the Company

SOIF III sold a 6.253% equity interest in the Berry Hill Managing Member JV Entity, which equates to an additional 5.158% indirect interest in the Berry Hill Property, to BEMT Berry Hill in consideration of our commitment to fund an approximately $370,000 capital contribution to the Berry Hill Managing Member JV Entity to the benefit of SOIF III, such that the Company now holds a 77.253% equity interest in the Berry Hill Managing Member JV Entity through BEMT Berry Hill and SOIF III holds the remaining 22.747% equity interest. The consideration was based on the proportionate share of SOIF III’s cost to acquire its limited liability company interest in the Berry Hill Managing Member JV Entity, including additional capital advances to date. Prior to consummation of the transaction, the Company’s board of directors, including all of its independent directors, determined that the purchase of the additional equity interest for the consideration paid was fair and reasonable to the Company.

Risk Factors

The “Risk Factors – Investment Risks” section of the prospectus is supplemented by the addition of the following:

Our board of directors determined an estimated value per share of $10.04 for our shares of common stock as of December 17, 2012. You should not rely on the estimated value per share as being an accurate measure of the current value of our shares of common stock or in making an investment decision.

On December 17, 2012, our board of directors determined an estimated per share value of $10.04 for our common stock as of December 17, 2012. We did not, however, change the price per share in this public offering, under our distribution reinvestment program. Our board of directors has not undertaken to update the estimated value per share. Our board of directors’ objective in determining the estimated value per share was to arrive at a value, based on the most recent data available, that it believed was reasonable based on a valuation using independent appraisals of each of the properties in which we are invested. However, the market for commercial real estate can fluctuate quickly and substantially and values are expected to change in the future and may decrease. Also, our board of directors did not consider certain other factors, such as a liquidity discount.

As with any valuation methodology, the appraisal methodologies used to determine the estimated value per share were based upon a number of assumptions, estimates and judgments that may not be accurate or complete. Further, different parties using different methodologies as well as different property-specific and general real estate and capital market assumptions, estimates, judgments and standards could derive a different estimated value per share, which could be significantly different from the estimated value per share determined by our board of directors. The estimated value per share does not represent the fair value of our assets less liabilities in accordance with GAAP. The estimated value per share is not a representation or indication that: a stockholder would be able to realize the estimated share value if he or she attempts to sell shares; a stockholder would ultimately realize distributions per share equal to the estimated value per share upon liquidation of assets and settlement of our liabilities or a sale of our company; shares of our common stock would trade at the estimated value per share on a national securities exchange; a third party would offer the estimated value per share in an arms-length transaction to purchase all or substantially all of our shares of common stock; or the methodologies used to estimate the value per share would be acceptable to FINRA or under ERISA, with respect to their respective requirements.

Pursuant to FINRA regulations, we will disclose in our Annual Report distributed to our stockholders the estimated per share value of our common stock, the method by which such estimated per share value was developed and the date of the data used to develop the estimated per share value. Although our board of directors has voluntarily determined an estimated value per share of $10.04 as of December 17, 2012, we have determined that for the purposes of disclosing in our Annual Report an estimated per share value, the estimated per share value shall be deemed to be $10.00 per share as of December 31, 2012. The basis for this valuation is the fact that we continue to sell shares of our common stock in our public offering at the price of $10.00 per share (not taking into consideration purchase price discounts for certain categories of purchasers), and have not changed the price at which shares are acquired under our distribution reinvestment program.